STARREX MINING CORPORATION LTD.



05009205

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO •
Telephone (416) 368-4440 • Telecopier (416) 363-1382
e-mail:starrex@atlantor.com

SO PPL

National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis of Financial Condition and Operations

for the Period Ending 31 March 2005

General

The following Management's Discussion and Analysis ("MD&A") of **Starrex Mining Corporation Ltd.**, (the "Company") for the period ending 31 March 2005 should be read in conjunction with the audited Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2004. Copies of the relevant financial documents and other corporate filings to date may also be referenced on the SEDAR website. This MD&A has been prepared as at 24 May 2005.

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analyses and projections as to the future operating performance and activities of the Company, and of its affiliated or outside investments and equity positions, constitute forward-looking statements. Such forward-looking statements, with special reference to the resource projects and industrial equity interests of the Company, involve known and unknown risks, including certain special political risks that may affect international operations, and uncertainties deriving from the start-up nature of the businesses involved, that could cause the contemplated or actual events or operating results to differ materially from those estimated, anticipated or projected events or results that may be implied or expressed in such forward-looking statements. No conclusions as to the successful outcome of negotiations involving prospective transactions or acquisitions, with special reference to international business projects, are intended nor can they be foreseen.

Company Overview

The Company currently concentrates on the review and evaluation of business proposals and, where warranted, advanced due diligence investigations of domestic and international resource exploration and industrial project development proposals, together with diverse investments and equity interests offered in other businesses. A major foreign power development project -- on which a detailed Term Sheet has been exchanged between the parties -- has been under negotiation for several months.

The Company's common shares are listed on the NEX Board of the TSX Venture Exchange (Symbol:STX.H). The Company currently operates primarily by way of investments in equity positions in other public and private companies, both related and unrelated. The interest of prospective merger and acquisition candidates derives from the Company's free net cash assets, our modest non-diluted capital stock position and its widely distributed North American shareholder base. No conclusion can presently be reported or foreseen as to the potential successful outcome, or otherwise, of several presently ongoing negotiations.

Significant Current Events and Status

Financial Condition

During the period under review, the Company's current asset and current liability positions remained substantially unchanged from the earlier year. However, the quoted market value of our primary equity investment position improved considerably during the 2004 fiscal year. The Company maintains its material direct equity stake in Theralase Technologies Inc. -- an aggregate of 1,169,000 Theralase shares -- equivalent to about one-third of a Theralase share for each Starrex share. Based on recent market trading prices for Theralase shares, the valuation of this interest comprises a significant proportion of the current market valuation of Starrex shares. Management will consider the feasibility of a *pro rata* distribution of Theralase shares to Starrex shareholders in the event that a future transaction results in a change in control of Starrex.

Theralase Assets and Operations (other than Cash and Equivalents)

Theralase maintains its ownership position, including valuable Feasibility Reports and considerable project operational records, in the large, high grade Tambao (Burkina Faso; French West Africa) manganese mine, now in a care-and-maintenance status awaiting lower energy costs -- and holds the 100% equity ownership of the well established, operating medical device development, manufacturing and sales firm -- Theralase Inc. of Markham, Ontario. This material Theralase holding offers our shareholders an interesting upside potential over the medium to longer term as and when several Theralase proprietary developments advance to broad scale North American international commerciality.

Theralase is developing its proprietary laser medical device technology for direct therapeutic applications in three broad and distinct healthcare markets; firstly, in the long established pain management and therapy field -- secondly, in the rapidly expanding wound healing, osteoporosis and bone restoration sectors -- and thirdly, as a highly innovative cancer therapy development employing proprietary, controlled photo-dynamic energy to destroy cancerous tumours that are targetted with injected special mixed-metal complexes.

Penetration of the healthcare market by Theralase will be driven by the inevitable progression of the developed world's demographics. People are living longer -- long enough to become afflicted by aches and pains in many body joints as well as through the deteriorations of the body's soft tissue, cartilage and bone structures.

By virtue of our earlier *pro rata* distribution of the major Starrex share position in Theralase under a 2003 Plan of Arrangement, most of our Shareholders now hold material direct and indirect equity positions in Theralase -- a promising participant in an emerging biotech development business -- and which reported its first full year of bottom-line profitability in 2004.

Nominal Starrex Share Valuation

Based on the approximately 3.4-million Starrex common shares outstanding, each share has a nominal value, practically all in cash and marketable securities (based on current markets), in excess of our recent market price -- not including the valuation that can be attributable to our seasoned and widely distributed shareholder base.

Overview of Performance

During the period under review, the Company substantially maintained intact its working and operating capital position -- which is currently held largely in cash, short term financial instruments

and other cash equivalent securities. Operating expenses during the period under review were modest, with limited impact on the Company's cash position. The investments in marketable securities remained largely unchanged except that the fiscal year 2004 saw a material increase in the quoted market valuation of the Company's sizeable common share holdings in publicly-traded Theralase Technologies Inc. A modest share position in a junior publicly-traded mining company, which acquired the Company's residual interests in the depleted Star Lake Gold Mine, was sold during the period.

Results of Operations

Investment income returns continued modest due to the low market interest rate environment. No material transactions involving the Company's equity investment positions were recorded during the period under review except for a modest gain on the sale of shares in a minor junior mining company holding. Revenue for the period under review declined to $5,563 from $5,583 last year. Operating expenses for the period declined from $20,149 last year to $18,073 the current year due to reduced due diligence investigation costs. The reportable operating loss per share for both periods was effectively nil (a fraction of 1 cent per share).

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated approximately $1,000,000, substantially the same as that recorded at the previous year-end. Current liabilities of approximately $270,000 were basically unchanged at the end of the period compared with that reported at the end of last year. Except for modest accrued current expenses, the current liability is held by a related party and is not subject to interest.

Cash Flow Statement

Taking into account the variable maturities and timing of short term fixed income investments which comprised the primary free cash asset position of the Company at the end of the period under review, and for last year period, the cash flow position of the Company was substantially unchanged for the period under review compared with the prior year's period.

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company is comprised exclusively of 3,429,566 common shares, unchanged for several years. There are no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities and share purchase warrants or options calling for the issuance of new Company share capital. No Director or management incentive share options are currently issued and outstanding.

Accounting Policies

The Company maintained unchanged its long standing accounting policies of reporting its financial condition in accordance with Canadian GAAP; with all amounts stated in Canadian dollars. The ongoing significant accounting policies have been more particularly described in the Notes to the audited Financial Statements for the year ending 31 December 2004.

Quarterly Information

Due to the generally passive and largely inactive status of the Company's current operations, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered meaningful.

Segmented Information

The statements and projections herein are limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the Company's presently largely passive investment positions, without the current need to differentiate as between geographic areas of locations until and unless more material expenditures or investments are required from the Company for a major project or projects which require the direct commitment of substantial Company resources.

Use of Financial Instruments

The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending plans to do so. The scale of the Company's current and foreseeable operations do not warrant consideration of such financial undertakings.

Transactions with Related Parties

The Company's related party transactions deal primarily with routine, irregular payments of professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer. These fees are generally paid annually and are described in the Notes to the audited Financial Statements for the year ending 31 December 2004. The remuneration to Directors is based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference calls, plus out-of-pocket expenses incurred in connection with their attendance at such Meetings, or as otherwise incurred in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2004, and during the year 2005 to date.

Regulatory, Environmental and Other Risk Factors

The Company is currently not directly engaged in field exploration and development operations which may make it subject to various environmental laws and regulations, including, without limitation, on health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly involved in such field operations, it will commit to programs of environmental protection on its operating sites in accordance with the governing national and international standards. Current business operations of companies in which the Company holds equity interests are operated by their management and senior employees who the Company considers to be professional, competent and capable of fully complying with all relevant regulatory and environmental regulations.

Outlook

The Company regularly receives diverse project and equity investment proposals in the resource and industrial sectors. Preliminary or advanced due diligence investigations deemed appropriate for the nature and complexity of such investment and business offerings are conducted in-house or with specialized consultants when the indicated financial prospects are material and the proposals considered meritorious. Numerous merger, acquisition and investment proposals are regularly received and reviewed, or rejected, initially on valuation questions or on the limited growth potential of the business in which the prospective candidate operates.

Company management remains of the view that our net free cash assets, including its holdings of marketable securities, its modest capitalization and its widespread North American shareholder distribution, can profitably be capitalized on by way of a business merger and/or acquisition that is

economically sound and, after the appropriate due diligence investigations, demonstrates reasonably tangible medium to long term upside potential. Corporate management firstly considers prospective merger and/or acquisition and equity investment proposals on the basis of the integrity and related industry experience of the target company's principals and senior management. Their controlling principals and senior management must also provide clear evidence establishing their long term commitment to their business enterprise, and that they are willing and able to maintain or undertake a tangible and continuing material financial exposure to this end.

On Behalf of the Board:
per: S. Donald Moore, President
24 May 2005

STARREX MINING CORPORATION LIMITED

Balance Sheets as at March 31, 2005 and December 31, 2004
(Prepared from Company Records)
Unaudited

	Unaudited March 31, 2005	Audited December 31, 2004
ASSETS		
Current		
Cash	$ 864	$ 670
Short-term investments(quoted market value $987,664(2004-$997,530)	987,663	997,530
Other receivables	1,773	6,047
Prepaid Expenses	1,250	1,337
	991,550	1,005,584
INVESTMENTS	58,917	71,573
CAPITAL ASSETS		
Office Equipment, net	438	461
	$ 1,050,905	**$1,077,618**
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 253,242	$ 273,849
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
unlimited number of common shares		
ISSUED AND OUTSTANDING		
3,429,566 common shares	1,203,723	1,203,723
Deficit Account	(406,060)	(399,954)
	797,663	803,769
	$ 1,050,905	**$1,077,618**

Responsibility for Financial Statements

The accompanying unaudited financial statements for STARREX MINING CORPORATION LTD. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2004, audited financial statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these financial statements have been presented fairly.

(Signed) **"S. D. Moore"**
Director

(Signed) **"J.A. Murphy"**
Director

STARRREX MINING CORPORATION LTD.

Statements of Operations and Deficit
For the Three Months Ended March 31, 2005
(With comparative figures for the period March 31, 2004)
(Prepared from the Company Records)
Unaudited

	March 31, 2005	March 31, 2004
INCOME		
Investment income	$ 5,563	$ 5,583
EXPENSES		
Administrative	17,994	20,120
Interest and bank charges	56	- 0 -
Depreciation	23	29
	18,073	20,149
Loss before (undernoted) item	(12,510)	(14,566)
Gain on Investments	6,404	- 0 -
Loss for the Period	(6,106)	(14,566)
Deficit, beginning of the Period	(399,954)	(355,555)
Deficit, end of the Period	($406,060)	($370,121)
Loss per share	($ 0.0018)	($ 0.0043)

99

STARREX MINING CORPORATION LTD.

Statement of Cash Flows
For the Three Months ended March 31, 2005
(With comparative figures for the period March 31, 2004)
(Prepared from the Company Records)
Unaudited



RECEIVED
JUN
183

	March 31, 2005	March 31, 2004
Net Inflow (Outflow) of cash related to the following activities		
OPERATING		
Loss for the Period	($ 6,106)	($ 14,566)
Items not affecting cash		
Depreciation	23	29
	(6,083)	(14,537)
Changes in non-cash operating working capital items		
Other receivable	4,274	- 0 -
Prepaid Expenses	87	- 0 -
Accounts payable & accrued liabilities	(20,607)	14,437
	(16,246)	14,437
Investing		
Short-term investments	9,867	(998,850)
Investments	12,656	- 0 -
	22,523	(998,850)
Increase (Decrease) in Cash	194	(998,950)
Cash, beginning of Period	670	1,020,872
Cash, end of Period	**$ 864**	**$ 21,922**
Supplemental Disclosure of Cash Flow information		
Cash received from interest	$ 5,564	$ 5,583
Cash interest paid	$ 56	$ - 0 -

STARREX MINING CORPORATION LTD.
Notes to Financial Statement – March 31, 2005
Unaudited

(1) Accounting Policies. The Management of **STARREX MINING CORPORATION LTD.** (The "Company") has prepared these unaudited financial statements for the Three Months ended March 31, 2005 in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2004 financial statements.

(2) These unaudited interim financial statements follow the same accounting policies as the December 31, 2004 audited financial statements.

(3) As at March 31, 2005, there were 3,429,566 common shares issued and outstanding (March 31, 2004 – 3,429,566 common shares.)

(4) Certain comparative figures for the period may have been reclassified to the current Period's presentation.